Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2022

SHANGHAI, November 22, 2022 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the third quarter of 2022.

THIRD QUARTER 2022 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2022 were RMB684.5 million (US$96.2 million), a 24.7% decrease from the corresponding period in 2021, mainly due to decreases in one-time commissions and performance-based income. Net revenues decreased by 7.3% compared with the second quarter of 2022, mainly due to a decrease in sales of insurance products and partially offset by increases in recurring service fees and other service fees.

(RMB millions, except percentages)	Q3 2021	Q3 2022	YoY Change
Wealth management	653.6	466.0	(28.7)%
Asset management	241.3	200.3	(17.0)%
Other businesses	14.0	18.2	30.1%
Total net revenues	908.9	684.5	(24.7)%

•	Income from operations for the third quarter of 2022 was RMB231.8 million (US$32.6 million), a 1.3% increase from the corresponding period in 2021, due to our tighter expense control policy; income from operations decreased by 28.3% compared with the second quarter of 2022, due to a 7.3% decrease in net revenue and a 9.1% increase in operating costs and expenses as less expenses were incurred in the second quarter of 2022 due to the unprecedented COVID lockdown in Shanghai.

(RMB millions, except percentages)	Q3 2021	Q3 2022	YoY Change
Wealth management	143.1	133.2	(6.9)%
Asset management	117.2	117.7	0.6%
Other businesses	(31.4)	(19.1)	(39.2)%
Total income from operations	228.9	231.8	1.3%

•	Net income attributable to Noah shareholders for the third quarter of 2022 was RMB182.4 million (US$25.6 million), a 33.2% decrease from the corresponding period in 2021, and a 47.7% decrease from the second quarter of 2022, due to losses in our investments and investments in affiliates amid market volatilities.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2022 was RMB190.9 million (US$26.8 million), a 32.8% decrease from the corresponding period in 2021, and a 46.2% decrease from the second quarter of 2022.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, share-based settlement expenses and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

THIRD QUARTER 2022 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of September 30, 2022 was 433,250, a 6.6% increase from September 30, 2021, and a 3.5% increase from June 30, 2022.

•	Total number of active clients[2], who transacted with us during the third quarter of 2022 was 22,641, a 6.5% increase from the third quarter of 2021, and a 76.0% increase from the second quarter of 2022.

•	Aggregate value of investment products distributed during the third quarter of 2022 was RMB18.0 billion (US$2.5 billion), a 25.3% decrease from the third quarter of 2021, and a 7.0% decrease from the second quarter of 2022, mainly due to fewer private secondary products distributed and partially offset by an increase in the distribution of mutual fund products.

	Three months ended September 30,
	2021		2022

Product type	(RMB in billions, except percentages)
Mutual fund products	8.9	37.2%	11.7	64.8%
Private secondary products	10.6	43.8%	3.3	18.5%
Private equity products	3.8	15.8%	2.5	13.9%
Other products[3]	0.8	3.2%	0.5	2.8%
All products	24.1	100.0%	18.0	100.0%

•	Coverage network in mainland China covered 76 cities as of September 30, 2022, compared with 81 cities as of September 30, 2021 and 79 cities as of June 30, 2022, which was in line with our strategic adjustments after our thorough internal evaluation of each geographic location.

•	Number of relationship managers was 1,257 as of September 30, 2022, a 4.9% decrease from September 30, 2021, and a 0.2% increase from June 30, 2022.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategies investments denominated in RMB and other currencies.

•	Total assets under management as of September 30, 2022 were RMB156.2 billion (US$22.0 billion), a 0.5% increase from June 30, 2022 and a 0.1% increase from September 30, 2021, mainly due to a continuing increase in private equity investments.

2 “Active clients” for a given period refers to registered high net worth investors who purchase investment products distributed or receive services provided by us during that given period.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Investment type	As of June 30, 2022		Growth	Distribution/ Redemption	As of September 30, 2022

	(RMB billions, except percentages)
Private equity	132.0	84.9%	1.0	0.2	132.8	85.0%
Public securities[4]	10.7	6.9%	0.1	0.6	10.2	6.5%
Real estate	6.2	4.1%	0.6	0.1	6.7	4.3%
Multi-strategies	5.1	3.2%	-	-	5.1	3.3%
Others	1.4	0.9%	-	-	1.4	0.9%
All Investments	155.4	100.0%	1.7	0.9	156.2	100.0%

Other Businesses

Our other businesses segment mainly provides more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “I am happy to report that we have received the acknowledgement from the Hong Kong Stock Exchange regarding our application of a voluntary conversion to dual-primary listing in Hong Kong, and we hope to complete the conversion before the end of this year. In the third quarter of 2022, the market remained challenging and volatile as we resumed our onsite client activities, and as a result, general and administration expenses increased quarter-on-quarter as expected, which led to the decrease in our non-GAAP net income both quarter-on-quarter and year-on-year. The transaction value of private secondary products grew 38.9% quarter-on-quarter, representing a recovery from the last quarter, while transaction value of mutual funds remained stable. Our total number of active clients grew 6.5% year-on-year and 76.0% quarter-on-quarter respectively. We see continued challenges from China’s prolonged COVID-zero policy and partial lockdowns in various cities, coupled with a slower growth of economy, and adjusted to a domestic and international ‘dual circulation’ business model, aiming to grow and strengthen our international operations in terms of staff, products and clients. Overseas revenue contribution grew from 21.6% in the second quarter of 2022 to 28.3% in the quarter and we hope to deliver further growth from our international businesses.”

THIRD QUARTER 2022 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2022 were RMB684.5 million (US$96.2 million), a 24.7% decrease from the corresponding period in 2021, primarily attributable to decreased one-time commissions and performance based income, partially offset by increased other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2022 were RMB92.1 million (US$12.9 million), a 52.5% decrease year-on-year, primarily due to decreased transaction value in relation to private secondary products as well as insurance products compared with the third quarter of 2021.

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

•	Net revenues from recurring service fees for the third quarter of 2022 were RMB306.6 million (US$43.1 million), a 21.6% decrease year-on-year. The decrease was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates in the third quarter of 2021.

•	Net revenues from performance-based income for the third quarter of 2022 were RMB18.1 million (US$2.5 million), a 52.1% decrease from the corresponding period of 2021, primarily due to less performance-based income from private secondary products.

•	Net revenues from other service fees for the third quarter of 2022 were RMB49.1 million (US$6.9 million), a 59.8% increase from the corresponding period in 2021, primarily due to more value-added services Noah offers to its high net worth clients.

•	Asset Management Business

•	Net revenues from one-time commissions for the third quarter of 2022 was RMB7.8 million (US$1.1 million), a 63.3% decrease year-on-year due to fewer investment products that invest in private equity investments sold compared with the third quarter of 2021.

•	Net revenues from recurring service fees for the third quarter of 2022 were RMB183.0 million (US$25.7million), a 4.1% increase from the corresponding period in 2021, due to an increase in the amount of private equity investments managed by Gopher.

•	Net revenues from performance-based income for the third quarter of 2022 were RMB9.5 million (US$1.3 million), a 78.5% decrease year-on-year, primarily due to a decrease in performance-based income from real estate investments and offshore private equity investments managed by Gopher compared with the third quarter of 2021.

•	Other Businesses

•	Net revenues for the third quarter of 2022 were RMB18.2 million (US$2.6 million), compared with RMB14.0 million for the corresponding period in 2021, due to more value added services provided.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2022 were RMB452.7 million (US$63.6 million), a 33.4% decrease from the corresponding period in 2021. Operating costs and expenses primarily consisted of compensation and benefits of RMB343.0 million (US$48.2 million), selling expenses of RMB76.0 million (US$10.7 million), general and administrative expenses of RMB57.5 million (US$8.1 million), reversal of credit losses of RMB5.3 million (US$0.7 million) and other operating expenses of RMB25.1 million (US$3.5 million).

•	Operating costs and expenses for the wealth management business for the third quarter of 2022 were RMB332.8 million (US$46.8 million), a 34.8% decrease from the corresponding period in 2021, primarily due to a decrease in compensation and benefits in line with decreased transaction value and selling expenses as well as general administrative expenses due to our cost control measures implemented.

•	Operating costs and expenses for the asset management business for the third quarter of 2022 were RMB82.6 million (US$11.6 million), a 33.5% decrease from the corresponding period in 2021, primarily due to decreased selling and general and administrative expenses due to our cost control measures implemented.

•	Operating costs and expenses for other businesses for the third quarter of 2022 were RMB37.4 million (US$5.3 million), compared with RMB45.4 million from the corresponding period in 2021, due to fewer credit losses recorded.

Operating Margin

Operating margin for the third quarter of 2022 was 33.9%, increased from 25.2% for the corresponding period in 2021.

•	Operating margin for the wealth management business for the third quarter of 2022 was 28.6%, compared with 21.9% for the corresponding period in 2021, due to fewer expenses incurred due to our cost control measures implemented.

•	Operating margin for the asset management business for the third quarter of 2022 was 58.8%, compared with 48.5% for the corresponding period in 2021, due to fewer expenses incurred due to our cost control measures implemented.

•	Loss from operation for other businesses for the third quarter of 2022 was RMB19.1 million (US$2.7 million), compared with an operating loss of RMB31.4 million for the corresponding period in 2021.

Investment Income

Investment loss for the third quarter of 2022 was RMB7.2 million (US$1.0 million), compared with investment income of RMB24.1 million for the corresponding period in 2021 due to several investment funds losses that we directly owned.

Income Tax Expenses

Income tax expenses for the third quarter of 2022 were RMB51.1 million (US$7.2 million), a 14.9% decrease year-on-year, primarily due to less taxable income compared with the third quarter of 2021.

Income from Equity in Affiliates

Loss from equity in affiliates for the third quarter of 2022 was RMB22.4 million (US$3.2 million), compared with income from equity in affiliates of RMB64.5 million for the corresponding period in 2021, primarily due to the decrease in net income of the funds of funds that we manage and invest in as the general partner or fund manager.

Net Income

•	Net Income

•	Net income for the third quarter of 2022 was RMB178.0 million (US$25.0 million), a 34.4% decrease from the corresponding period in 2021.

•	Net margin for the third quarter of 2022 was 26.0%, down from 29.9% for the corresponding period in 2021, due to several investment losses.

•	Net income attributable to Noah shareholders for the third quarter of 2022 was RMB182.4 million (US$25.6 million), a 33.2% decrease from the corresponding period in 2021.

•	Net margin attributable to Noah shareholders for the third quarter of 2022 was 26.7%, down from 30.1% for the corresponding period in 2021.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2022 was RMB2.64 (US$0.37) and RMB2.63 (US$0.37), respectively, down from RMB4.06 and RMB4.04 respectively, for the corresponding period in 2021.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2022 was RMB190.9 million (US$26.8 million), a 32.8% decrease from the corresponding period in 2021.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2022 was 27.9%, compared with 31.3% for the corresponding period in 2021.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2022 was RMB2.76 (US$0.39), down from RMB4.2 for the corresponding period in 2021.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had RMB4,312.8 million (US$606.3 million) in cash and cash equivalents, compared with RMB3,608.0 million as of June 30, 2022 and RMB2,829.5 million as of September 30, 2021.

Net cash inflow from the Company’s operating activities during the third quarter of 2022 was RMB388.5 million (US$54.6 million), primarily due to operating cash inflow generated by net income and collection of accounts receivables and amounts due from related parties.

Net cash inflow from the Company’s investing activities during the third quarter of 2022 was RMB23.7 million (US$3.3 million), primarily due to collection of loan receivables.

Net cash inflow from the Company’s financing activities was RMB237.3 million (US$33.4 million) in the third quarter of 2022, primarily related to the proceeds from our global offering and secondary listing of Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

UPDATE ON CREDIT FUNDS

On November 1, 2022, the Company provided an update on the status of the legal proceedings related to certain credit funds managed by Shanghai Gopher Asset Management Co., Ltd (the “Shanghai Gopher”).

As the Company previously disclosed on June 21, June 29 and July 6, 2022 and August 25, 2020, certain credit funds (the "Camsing Credit Funds") managed by Shanghai Gopher had invested in supply chain account receivables (the "Camsing Accounts Receivables") with respect to the sale of computer, consumer electronics and communication products by affiliates (the "Sellers") of Camsing International Holding Limited (the "Camsing") as underlying investable assets to a buyer (the "Buyer"). Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities (the "Camsing Incident"). Shanghai Gopher reported such suspected fraudulent activities to relevant PRC governmental authorities, initiated legal proceedings against the Sellers, the Buyer and relevant guarantors, and has been assisting the PRC governmental authorities with their investigations in connection with the Camsing Incident.

On November 1, 2022, the Shanghai No.2 Intermediate People's Court (the "Court") entered an initial judgment on the criminal case of Camsing Incident, pursuant to which the Court convicted the controlling shareholder of the Camsing to life imprisonment for contract fraud, among other crimes, and the treasurer of Camsing to 17 years and six months’ imprisonment for contract fraud, among other crimes. Other defendants in the criminal proceeding were respectively sentenced to imprisonment for a definite term for contract fraud. To the Company’s knowledge, the controlling shareholder of the Camsing and other defendants in the criminal proceeding have appealed the above initial judgment. Subsequently, this case will be in the process of second instance and heard by the Shanghai High People’s Court.

The Company will continue to closely monitor and evaluate any future development of the legal proceedings in connection with the Camsing Incident and provide further updates as appropriate.

2022 OUTLOOK

We expect to see continued challenges from the rate hikes from the Federal Reserve, sporadic lockdowns in China due to its prolonged COVID-zero policy, as well as the volatile public market. Considering the impact of these factors on clients’ investment sentiments, the Company revised its estimated non-GAAP net income attributable to Noah shareholders for the full year 2022 from a range of RMB1.45 billion to RMB1.55 billion as previously published, to a range of RMB1.0 billion to RMB1.1 billion. This estimate reflects management’s current business outlook and is subject to change.

As previously announced, we have received acknowledgement from the Hong Kong Stock Exchange regarding our application for a voluntary conversion to dual-primary listing in Hong Kong, which is expected to be completed before the end of 2022. To comply with the applicable requirements under the Hong Kong Listing Rules and in line with the general market practice for companies with primary listings in both the United States and Hong Kong, the Company will no longer publish its annual forecast after the aforementioned conversion to a dual-primary listing in Hong Kong.

CONFERENCE CALL

The Company’s senior management will host an earnings conference call via Zoom webinar to discuss its Q3 Results and recent business activities. Details of the conference call are as follows:

Zoom webinar details
Conference title	Noah Holdings 3Q22 Earnings Conference Call
Date/Time	Monday, November 21, 2022 at 7:00 p.m., U.S. Eastern time Tuesday, November 22, 2022 at 8:00 a.m., Hong Kong time
Meeting ID:	929 2532 0489
Meeting Passcode:	599978
Dial in
- New York:	+1 929 205 6099
- Hong Kong:	+852 5808 6088
- London:	+44 330 088 5830
- Singapore:	+65 3165 1065

A replay will be available on the same day of the conference call until November 29, 2022 at the Company’s investor relations website under the “Announcements & Events” section at http://ir.noahgroup.com.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, share-based settlement expenses and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2022, Noah distributed RMB52.3 billion (US$7.3 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.2 billion (US$22.0 billion) as of September 30, 2022.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah's network covers 76 cities in mainland China, as well as offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. A total of 1,257 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 433,250 registered clients as of September 30, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2022 ended September 30, 2022 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2022 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-8372

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	June 30,	September 30,	September 30,
	2022	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,608,044	4,312,827	606,288
Restricted cash	2,689	10,311	1,449
Short-term investments	85,889	98,770	13,885
Accounts receivable, net	515,361	426,900	60,013
Loans receivable, net	607,586	566,933	79,698
Amounts due from related parties	562,755	424,821	59,720
Other current assets	210,623	184,506	25,937
Total current assets	5,592,947	6,025,068	846,990
Long-term investments, net	711,839	723,902	101,764
Investment in affiliates	1,510,503	1,516,292	213,157
Property and equipment, net	2,506,121	2,497,558	351,101
Operating lease right-of-use assets, net	197,934	189,906	26,697
Deferred tax assets	335,845	333,522	46,886
Other non-current assets	159,859	160,059	22,501
Total Assets	11,015,048	11,446,307	1,609,096
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	618,933	543,435	76,395
Income tax payable	51,317	69,214	9,730
Deferred revenues	64,242	81,602	11,471
Other current liabilities	531,344	458,079	64,396
Contingent liabilities	455,479	483,727	68,001
Total current liabilities	1,721,315	1,636,057	229,993
Operating lease liabilities, non-current	95,995	101,110	14,214
Deferred tax liabilities	232,332	231,589	32,556
Other non-current liabilities	87,243	76,330	10,730
Total Liabilities	2,136,885	2,045,086	287,493
Equity	8,878,163	9,401,221	1,321,603
Total Liabilities and Equity	11,015,048	11,446,307	1,609,096

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	183,733	92,551	13,011	(49.6)%
Recurring service fees	259,364	195,429	27,473	(24.7)%
Performance-based income	26,796	17,658	2,482	(34.1)%
Other service fees	51,690	71,290	10,022	37.9%
Total revenues from others	521,583	376,928	52,988	(27.7)%
Revenues from funds Gopher manages:
One-time commissions	32,113	7,846	1,103	(75.6)%
Recurring service fees	309,532	296,648	41,702	(4.2)%
Performance-based income	55,645	10,109	1,421	(81.8)%
Total revenues from funds Gopher manages	397,290	314,603	44,226	(20.8)%
Total revenues	918,873	691,531	97,214	(24.7)%
Less: VAT related surcharges	(9,958)	(7,063)	(993)	(29.1)%
Net revenues	908,915	684,468	96,221	(24.7)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(178,589)	(108,971)	(15,319)	(39.0)%
Others	(281,220)	(234,055)	(32,903)	(16.8)%
Total compensation and benefits	(459,809)	(343,026)	(48,222)	(25.4)%
Selling expenses	(114,307)	(75,995)	(10,683)	(33.5)%
General and administrative expenses	(77,129)	(57,511)	(8,085)	(25.4)%
(Provision) reversal for credit losses	(6,582)	5,274	741	N.A.
Other operating expenses	(33,030)	(25,084)	(3,526)	(24.1)%
Government subsidies	10,804	43,645	6,136	304.0%
Total operating costs and expenses	(680,053)	(452,697)	(63,639)	(33.4)%
Income from operations	228,862	231,771	32,582	1.3%
Other income:
Interest income	16,156	16,847	2,368	4.3%
Investment income (loss)	24,109	(7,233)	(1,017)	N.A.
Settlement expenses	(1,437)	-	-	N.A.
Other (expenses) income	(824)	10,066	1,415	N.A.
Total other income	38,004	19,680	2,766	(48.2)%
Income before taxes and income from equity in affiliates	266,866	251,451	35,348	(5.8)%
Income tax expense	(60,045)	(51,078)	(7,180)	(14.9)%
Income (loss) from equity in affiliates	64,536	(22,406)	(3,150)	N.A.
Net income	271,357	177,967	25,018	(34.4)%
Less: net loss attributable to non-controlling interests	(1,843)	(4,448)	(625)	141.3%
Net income attributable to Noah shareholders	273,200	182,415	25,643	(33.2)%
Income per ADS, basic	4.06	2.64	0.37	(35.0)%
Income per ADS, diluted	4.04	2.63	0.37	(34.9)%

Margin analysis:
Operating margin	25.2%	33.9%	33.9%
Net margin	29.9%	26.0%	26.0%

Weighted average ADS equivalent[1]:
Basic	67,253,930	69,212,818	69,212,818
Diluted	67,641,457	69,255,667	69,255,667
ADS equivalent outstanding at end of period	60,132,192	62,558,122	62,558,122

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Net income	271,357	177,967	25,018	(34.4)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(32,357)	107,640	15,132	N.A.
Fair value fluctuation of available for sale Investment (after tax)	109	-	-	N.A.
Comprehensive income	239,109	285,607	40,150	19.4%
Less: Comprehensive loss attributable to non-controlling interests	(1,845)	(4,428)	(622)	140.0%
Comprehensive income attributable to Noah shareholders	240,954	290,035	40,772	20.4%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2021	September 30, 2022	Change
Number of registered clients	406,420	433,250	6.6%
Number of relationship managers	1,322	1,257	(4.9)%
Number of cities in mainland China under coverage	81	76	(6.2)%

	Three months ended
	September 30, 2021	September 30, 2022	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	21,269	22,641	6.5%
Transaction value:
Private equity products	3,793	2,487	(34.4)%
Private secondary products	10,545	3,326	(68.5)%
Mutual fund products	8,942	11,650	30.3%
Other products	787	507	(35.6)%
Total transaction value	24,067	17,970	(25.3)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	92,551	-	-	92,551
Recurring service fees	195,429	-	-	195,429
Performance-based income	17,658	-	-	17,658
Other service fees	49,368	-	21,922	71,290
Total revenues from others	355,006	-	21,922	376,928
Revenues from funds Gopher manages
One-time commissions	-	7,846	-	7,846
Recurring service fees	112,636	184,012	-	296,648
Performance-based income	515	9,594	-	10,109
Total revenues from funds Gopher manages	113,151	201,452	-	314,603
Total revenues	468,157	201,452	21,922	691,531
Less: VAT related surcharges	(2,212)	(1,139)	(3,712)	(7,063)
Net revenues	465,945	200,313	18,210	684,468
Operating costs and expenses:
Compensation and benefits
Relationship managers	(103,275)	(5,696)	-	(108,971)
Others	(165,245)	(58,758)	(10,052)	(234,055)
Total compensation and benefits	(268,520)	(64,454)	(10,052)	(343,026)
Selling expenses	(65,988)	(8,796)	(1,211)	(75,995)
General and administrative expenses	(39,345)	(10,947)	(7,219)	(57,511)
Provision (reversal) for credit losses	931	(14)	4,357	5,274
Other operating expenses	(1467)	(357)	(23,260)	(25,084)
Government subsidies	41,610	2,005	30	43,645
Total operating costs and expenses	(332,779)	(82,563)	(37,355)	(452,697)
Income (loss) from operations	133,166	117,750	(19,145)	231,771

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	183,733	-	-	183,733
Recurring service fees	259,364	-	-	259,364
Performance-based income	26,796	-	-	26,796
Other service fees	30,856	-	20,834	51,690
Total revenues from others	500,749	-	20,834	521,583
Revenues from funds Gopher manages
One-time commissions	10,784	21,329	-	32,113
Recurring service fees	133,173	176,359	-	309,532
Performance-based income	11,080	44,565	-	55,645
Total revenues from funds Gopher manages	155,037	242,253	-	397,290
Total revenues	655,786	242,253	20,834	918,873
Less: VAT related surcharges	(2,215)	(899)	(6,844)	(9,958)
Net revenues	653,571	241,354	13,990	908,915
Operating costs and expenses:
Compensation and benefits
Relationship managers	(172,469)	(6,120)	-	(178,589)
Others	(179,230)	(89,733)	(12,257)	(281,220)
Total compensation and benefits	(351,699)	(95,853)	(12,257)	(459,809)
Selling expenses	(92,288)	(13,584)	(8,435)	(114,307)
General and administrative expenses	(57,096)	(13,669)	(6,364)	(77,129)
Provision for credit losses	(3,799)	(701)	(2,082)	(6,582)
Other operating expenses	(16,268)	(431)	(16,331)	(33,030)
Government subsidies	10,674	30	100	10,804
Total operating costs and expenses	(510,476)	(124,208)	(45,369)	(680,053)
Income (loss) from operations	143,095	117,146	(31,379)	228,862

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended September 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	302,088	173,771	21,922	497,781
Hong Kong	125,240	6,945	-	132,185
Others	40,829	20,736	-	61,565
Total revenues	468,157	201,452	21,922	691,531

	Three months ended September 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	482,033	165,602	20,834	668,469
Hong Kong	139,503	67,426	-	206,929
Others	34,250	9,225	-	43,475
Total revenues	655,786	242,253	20,834	918,873

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,
	2021	2022	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	273,200	182,415	(33.2)%
Adjustment for share-based compensation	12,423	11,148	(10.3)%
Add: settlement expense	1,437	-	N.A.
Less: tax effect of adjustments	2,879	2,684	(6.8)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	284,181	190,879	(32.8)%

Net margin attributable to Noah shareholders	30.1%	26.7%
Non-GAAP net margin attributable to Noah shareholders	31.3%	27.9%

Net income attributable to Noah shareholders per ADS, diluted	4.04	2.63	(34.9)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.20	2.76	(34.3)%